SCHEDULE 13D                     Page 1 of 9


SEC     POTENTIAL  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746    CONTAINED  IN THIS FORM ARE NOT  REQUIRED  TO  RESPOND  UNLESS  THE FORM
(2-98)  DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               Moore Medical Corp.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    615799103
                                 (CUSIP Number)

             David Selangut, Esq. c/o Ellenoff Grossman & Schole LLP
                    370 Lexington Avenue, New York, NY 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(F) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 615799103                                                  PAGE 2 OF 9

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce J. Haber
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    X (a) / /
      (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           93,950
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          17,500
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    93,950
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    17,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     111,450
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 615799103                                                  PAGE 2 OF 9
--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

    Royce Kanofsky
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    X (a) / /
      (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           102,100
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          500
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    102,100
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,600
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 615799103                                                  PAGE 2 OF 9

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

     FHS Enterprises LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    X (a) / /
      (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.02%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

Item 1            Security and Issuer

         1) Common Stock, $0.01 par value (the "Shares") Moore Medical Corp. (the "Issuer")
                  P.O. Box 1500
                  389 John Downey Drive
                  New Britain, CT 06050

Item 2            Identity and Background

         Item 2 is hereby amended and replaced with the following Item 2.

         1. a) Bruce J. Haber
            b) 65 The Oaks
               Roslyn, NY 11576

            c) President of BJH Management, LLC
          d-e) There  has  been  no   convictions,   proceedings  or  securities
               violations in the past 5 years.
            f) U.S. Citizen

         2. a) Royce Kanofsky
            b) 1665 Warwick Road
               Hewlett, NY 11557

            c) Investment Banking
          d-e) There  has  been  no   convictions,   proceedings  or  securities
               violations in the past 5 years.
            f) U.S. Citizen

         3. a) FHS Enterprises LLC ("FHS")
            b) 145 Huguenot Street, Suite 402
               New Rochelle, NY 10801

               Mr. Haber and Mr. Kanofsky are both members of FHS.

            c) FHS   Enterprises  LLC  was  organized  to  acquire  and  hold
               securities.
          d-e) N/A

            f) FHS  Enterprises LLC is a New York Limited  Liability  Company
               organized on February 21, 2001

         The aforementioned parties together will be referred to as the "Reporting Parties."


Item 3 Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and replaced with the following Item 3:

         1. The shares of common stock were purchased with personal funds of the Reporting Parties.

Item 5 Interest in Securities of the Issuer

         Item 5 is hereby amended and replaced with the following Item 5:

         1. Bruce J. Haber

                  a-b) Mr. Bruce J. Haber may be deemed to beneficially own 111,450 shares of the Common Stock, which constitutes approximately 3.5% of the outstanding shares of Common Stock (based on the 3,189,784 shares of Common Stock outstanding as of July 26, 2003 as reported on the June 28, 2003 Quarterly Report on Form 10-Q.
                                       Of these shares:

                           i) 93,950 shares of Common Stock are owned directly by Mr. Haber.

                           ii) 12,000 shares are owned by his wife, Mr. Haber disclaims beneficial ownership of the shares held by his wife.

                           iii) 5,000 shares are owned in a trust in favor of his daughter in which Mrs. Haber is the trustee.

                           iv) 500 shares are attributed to Mr. Haber by virtue of his part ownership of FHS.

                  c) Mr. Bruce J. Haber purchased 6,600 shares in the past 60 days at prices between $5.75 and $6.20 per share.

         Mr.  Haber,  Mr.  Kanofsky  and  FHS,  as  a  group   beneficially  own
         approximately 6.7% of the Company's shares of Common Stock.

         2.  Royce Kanofsky

                  a-b) Mr. Royce Kanofsky beneficially owns 102,600 shares of the Common Stock, which constitutes approximately 3.2% of the outstanding shares of Common Stock. Of these shares, 102,100 are owned directly by Mr. Kanofsky and 500 shares are attributed to him by virtue of his part ownership of FHS.

                  c) Mr. Royce Kanofsky purchased 8,500 shares within the past 60 days at prices between $5.75 and $6.20 per share.

         Mr. Haber, Mr. Kanofsky and FHS, as a group beneficially own 6.7% of the Company's shares of Common Stock.

         3.  FHS
                  a-b)     FHS beneficially owns 500 shares of the Common Stock,
                           which   constitutes   approximately   0.02%   of  the
                           outstanding shares of Common Stock.

                  Exhibit A - Agreement: Joint Filing of Schedule 13D

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2003
                                         FHS Enterprises LLC

                                         By:      /s/ Bruce J. Haber
                                                  ------------------
                                                  Bruce J. Haber
                                                  President

                                                  /s/ Bruce J. Haber
                                                  ------------------
                                                  Bruce J. Haber


                                                  /s/ Royce Kanofsky
                                                  ------------------
                                                  Royce Kanofsky

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


The undersigned hereby agree to jointly prepare and file with the regulatory authorities a Schedule 13D and any future amendments thereto reporting each or the undersign's ownership of securities of Moore Medical Corporation, and hereby affirm that such Schedule 13D is being filled on behalf of each of them.


                                                    FHS Enterprises LLC


Date:    October 20, 2003                           By: /s/ Bruce J. Haber
         New York, NY                                   Bruce J. Haber
                                                        President


Date:    October 20, 2003                               /s/ Bruce J. Haber
         New York, NY                                   Bruce J. Haber


Date:    October 20, 2003                               /s/ Royce Kanofsky
         New York, NY                                   Royce Kanofsky